Calculated. Strategic. Productive.

2002 Annual Report

Company overview

Hurricane Hydrocarbons Ltd. (“Hurricane”, the “Corporation” or the “Company”) is an independent, integrated, international energy company, operating in the Republic of Kazakhstan, engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

The Corporation is celebrating its sixth year of operations in Kazakhstan.

As of January 1, 2003, Hurricane’s proved plus probable reserve base has been independently assessed at 518.3 million barrels of oil and 27.1 bcf of gas.

Hurricane has one class of shares that are listed in Canada, the United States and Germany.

NOTICE OF SHAREHOLDERS’ MEETING

The Annual and Special General Meeting of Shareholders will be held at 11:00 a.m. on May 7, 2003 at the Albany Club of Toronto, 91 King Street East, Toronto, Ontario, Canada.

All shareholders are encouraged to attend and participate in the meeting. Those unable to attend should vote by proxy.

The terms used throughout our Annual Report are defined on the inside of the back cover.

All numbers are in U.S. dollars unless otherwise indicated.

Highlights  2     President’s message  4     Kazakhstan  10     Operations review  13
Management’s discussion & analysis  29     Corporate governance  51     Financial section FS1

Continued Growth.

The strength and value of Hurricane can be measured by how effectively the entire team, both management and employees, worked together to meet the challenges in 2002. The result — record production with a 35% increase compared to 2001, near record financial results, a sixth year of reserve growth and increased Downstream efficiencies.

2002 Highlights & achievements

Achievements

•	record production, 35% increase compared to 2001

•	near record financial results

•	increased reserves for the sixth year in a row

•	commenced construction of KAM pipeline

•	exploration success at North Nurali

•	completed first oil and gas syndicated loan in Kazakhstan

•	completed further divestitures of non-core activities

•	Hurricane’s common shares listed on the New York Stock Exchange

FINANCIAL AND OPERATING HIGHLIGHTS
Years ended December 31

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000

FINANCIAL
Net Income	162.6	169.3	154.9
Per share (basic) ($)	2.01	2.12	2.19
Cash Flow	216.8	200.3	179.4
Per share (basic) ($)	2.68	2.51	2.54
EBITDA	343.6	291.5	288.0
Capital Expenditures	140.1	110.0	21.6
Total Assets	696.7	575.9	414.6
Shareholders’ Equity	272.5	132.1	185.0
Shares Outstanding at December 31	78,956,875	80,103,784	79,808,673
Number of Employees at December 31	3,306	4,058	4,107

OPERATING
Production (bopd)	135,842	100,877	84,090
Reserves (proved plus probable) (mmbbls)*	518.3	512.3	487.6

*	as of January 1 of the following year

Operating Achievements

•	increased production by 35%

•	replaced 120% of 2002 production

•	five-year finding and development costs of $1.07/bbl

•	based on proved reserves

•	top quartile operating costs of $1.22/bbl

2003 Objectives

•	increase production by 22%

•	reduce export transportation costs

•	transport crude via the KAM pipeline

•	increase oil movements to China

•	decrease operating costs below those of 2002

A Message from Mr. Bernard Isautier,
President and Chief Executive Officer

Challenges are a natural part of business. Sometimes these challenges are directly related to meeting or exceeding aggressive strategic goals. Other times they arise due to internal circumstances, or even external events. Whatever the situation, I do not view challenges as obstacles — because challenges are merely the milestones of success.

I believe the strength and value of Hurricane can be measured by how effectively the entire team, both management and employees, worked together to meet the challenges in 2002. The result — record production with a 35% increase over 2001, near record financial results, a sixth year of reserves growth and increased Downstream efficiencies.

In September 2002, Hurricane was listed on the New York Stock Exchange and became recognized as an international oil and gas company that can not be ignored. As the second largest foreign oil producer in Kazakhstan, we produce 15% of the nation’s oil. As of January 1, 2003 our reserves were independently determined to be 518.3 million barrels of oil and 27.1 bcf of gas, by McDaniels &Associates, on a proved plus probable basis, and using escalating prices discounted at 10% they were valued at over $2.3 billion before tax.

RECORD RESULTS

2002 represents the sixth year of Hurricane’s operations in Kazakhstan, and our second full year as an integrated company. It is a year where our team remained focused on our core business and once again posted many new performance records.

•	Average production increased by 35% to 135,842 bopd over that of 2001.

•	Cash flow reached $216.8 million, an increase of 8% over 2001.

•	Net income was $162.6 million, the second best in Company history.

•	For the sixth year in a row, we increased our reserves, replacing 120% of our production.

TRANSPORTATION COSTS

Reducing transportation costs continues to be one of our most important priorities. We are reducing our reliance on intermediary trading companies and are engaged in securing our own fleet of railcars. The 177 km KAM pipeline, which will replace 1,300 km of pipeline and rail transportation, will reduce transportation costs by $2.00 — $2.50 per barrel shipped. We remain cautiously optimistic that we will gain access to the CPC pipeline in 2003 to obtain further cost savings.

UPSTREAM OPERATIONS

Hurricane’s production target for 2003 is a 22% increase in production to 165,000 bopd. This will be accomplished through the continued exploitation of our existing fields and the development of our exploration success in 2002.

From an exploration perspective, the South Turgai basin, where Hurricane operates, has been identified by the United States of America Geological Survey as having reserve potential in the billions of barrels. We will continue to drill exploration wells to uncover and tap into that potential.

December 9, 2002 — Mr. Bernard Isautier looks
on just moments after Hurricane opens
the trading floor at the New York Stock Exchange

Behind all the numbers and record results is Hurricane’s most important asset — our people. Our success comes from those who develop and implement our ideas and execute our strategy.

DOWNSTREAM OPERATIONS

Significant progress was made in 2002. The product yield slate of the refinery was enhanced, additional low-cost operational changes were implemented and further energy improvements have been identified. This has led to an overall improvement in profitability.

HEALTH, SAFETY AND ENVIRONMENT

In 2002, Hurricane commenced construction of a $35 million 55-megawatt power plant located at the Kumkol field. This plant will be commissioned in the third quarter of 2003. Once operational, it will significantly reduce emissions by utilizing associated gas produced from the Kumkol fields and will also provide a reliable source of electricity for our field operations. As a joint venture partner in the Akshabulak field, we are participating in a project that will provide natural gas to the Kyzylorda region.

We continue to implement programs which focus on improving safety. Our safety record improved significantly in 2002 as reported incidents were reduced in our Upstream operations by 50% from 39 in 2001 to 20 in 2002 and we had four lost time accidents at our refinery in 2002 compared to five in 2001. We expect to see further improvements in 2003.

COMPANY LEVERAGE

In early 2003, Hurricane announced that it had completed two new financing agreements totalling $350 million. The first was a $225 million export term facility which has a four year maturity and was underwritten by a consortium of European banks. The second was a $125 million, seven year notes issue. Both of these facilities have resulted in materially lower borrowing costs and have enhanced our financial flexibility by extending our average debt profile.

LOOKING FORWARD

Hurricane’s strategy for continued success for 2003 and beyond will be to focus on:

•	Opening new transportation routes to international markets.

•	Completion and commissioning of the KAM pipeline by mid year.

•	Increasing production and reserves through development of our existing fields and through acquisitions in Kazakhstan.

•	Exploration and development in the South Turgai basin using western technology.

•	Improving the economic yield of the Shymkent refinery.

PEOPLE BEHIND THE RESULTS

Behind all the numbers and record results is Hurricane’s most important asset — our people. Our success comes from those who develop and implement our ideas and execute our strategy.

I would like to thank all of our employees for a job well done.

Respectfully submitted on behalf of the Board of Directors,

(signed)
BERNARD F. ISAUTIER
President and Chief Executive Officer

March 3, 2003

Hurricane’s most
important asset — our people

President’s questions and answers

Q	Can you give us a brief historical sketch of Hurricane?

A	Hurricane first entered Kazakhstan in 1991 through a joint venture. It acquired a state owned oil and gas company in 1996 and the Shymkent refinery in 2000.

Since the acquisition in 1996, Hurricane has consistently increased reserves, and has more than tripled production. The Company, through internally generated growth, has become the second-largest foreign oil producer in Kazakhstan. With the addition of the Shymkent refinery, Hurricane became a fully integrated oil company, and has become the largest refiner in Kazakhstan.

Q	What is Shymkent and why was its acquisition so crucial?

A	Shymkent is the newest of only three refineries in Kazakhstan. Hurricane was dependent on Shymkent for the commercialization of its crude oil, for both the domestic and export markets. This dependence was exacerbated as the regional market for Hurricane’s product contracted because of the collapse of the Russian ruble in August 1998. The combination of these two factors resulted in the Company encountering severe difficulties in the marketing of its crude oil in 1999. The strategic acquisition of Shymkent by Hurricane allowed the Company to secure an outlet for its oil. This resulted in cost savings and created a platform for Hurricane’s continued growth.

Q	What opportunity did the CPC Pipeline represent?

A	The Company’s single largest cost is the transportation of crude to export markets. The acquisition of an equity position in CPC would have led to an immediate and significant reduction in such costs. Though the acquisition did not close, efforts to gain access to CPC continue — an opportunity still exists for the Company to move oil through this newly constructed export pipeline and thereby, obtain transportation cost savings.

Q	What other efforts are being made to reduce costs and increase profitability?

A	Targeted capital investments result in more efficient production and increased margins. This is why, over the course of the last five years, Hurricane has invested over $350 million in field and infrastructure development. The 55-megawatt power plant at Kumkol will be commissioned in the third quarter of 2003, which should also reduce costs. Ongoing improvements at Shymkent will mean more value added products and increased margins.

Q	How well is Hurricane currently known by the investment community?

A	Hurricane has made considerable progress over the last few years in being recognized by the international investment community but is still working towards expanding its shareholder base. The Company has a diverse shareholder base in Canada, the United States, Europe, Russia, and Asia. It also has a number of very large American, Canadian and European institutional shareholders.

Q	Why should an investor be looking at Hurricane as an attractive investment?

A	First of all, Hurricane has a portfolio of growth projects. Secondly, as the Kazakh economy becomes more competitive, further improvements in transportation costs are expected. Finally, the Company’s share price remains substantially undervalued by the market because of the perceived risk of operating in Kazakhstan.

Q	What do you mean by perceived risk?

A	Investors are generally cautious before investing in a country that they are not familiar with; and a general knowledge of Kazakhstan and its economic progress is not widespread. As a result, many investors, because of their lack of familiarity, will not consider investing in a company that is operating exclusively in Kazakhstan — this is despite the positive economic and political conditions. Without a doubt, there is a discount factor associated with any developing economy, but this discount is exaggerated when there is a lack of familiarity with actual economic and political conditions.

Q	Will this lack of knowledge of the Kazakh environment continue to affect Hurricane’s valuation?

A	Over time, there has been an improvement in the perception of Kazakhstan by the international investment community. Much of this has been due to the efforts of the government of Kazakhstan to maintain regular dialogue with the investment community. We believe this improvement should continue and, as a result, the discount to net asset value that we are currently experiencing should narrow over the coming years.

Q	Is the political situation in Kazakhstan stable?

A	Yes it is. His Excellency, the President of Kazakhstan, Mr. Nazarbayev, has been the President since the independence of Kazakhstan in 1991, and he has worked at transforming the economy from a communist system to a market based economy. This has resulted in significant advances in economic development.

Q	Hurricane operates exclusively in Kazakhstan, what does this mean?

A	Hurricane’s performance will be closely associated with the continued progress of the country of Kazakhstan. The Company believes in the quality of the resources of the country, and the commitment of the government to a market economy. Hurricane’s success is obviously closely related with the achievement of the policies of the Kazakh government. We have no reason to believe that progress will not continue. I should indicate that Kazakhstan was the first country in the former Soviet Union to be recognized as a market economy by both Europe and the United States. Kazakhstan has had the best performing economy in the former Soviet Union over the last few years. Kazakhstan has been praised for its fiscal policies by a number of international institutions. We believe Kazakhstan is on the right track.

Kazakhstan still does have a perception problem in the international community. The country image is not as good as we believe it rightfully deserves to be.

Q	Looking ahead, are there any challenges or real problems that you will have to worry about?

A	The challenge of operating in Kazakhstan is that it is still a young country in terms of free enterprise and market economy practices. It is common to experience some difficulties in the transitional phase. This means that a significant amount of time must be spent in dialogue with officials at various levels to obtain the approvals and support that is needed to carry out Hurricane’s activities. This is part of Hurricane’s expertise: dealing with an emerging market economy and successfully navigating through this environment.

Q	What are some of the milestones that Hurricane looks forward to achieving within the next three years?

A	Projecting the company three years down the road, in our historical area of operation, the South Turgai basin, we believe we will have achieved a further increase of production and reserves, and strengthened our leadership position as the most effective and efficient onshore oil operator in Kazakhstan. We will have also developed our downstream operations further, including having a larger network of retail stations. And in three years from now, we will have established another area of operation in Kazakhstan to support our growth beyond the next three years.

Q	What is your vision for Hurricane?

A	Hurricane’s vision is to become a recognized leader in the international oil and gas industry within the former Soviet Union. To be a leader recognized by its ability to create value for shareholders, to operate in a professional manner, combining Western expertise with local talents and to be recognized in Kazakhstan as a model of corporate citizenship.

Kazakhstan

Bridging the East and the West, within Central Asia, lies a land of vast steppes and majestic mountains. Its arid grassy plains and desert north were once home to one of the world’s great nomadic empires; and through its southern trade routes travelled goods, ideas and people.

Kazakhstan is strategically located, with the Caspian Sea to the west, borders with Russia to the north, China to the east and the countries of Turkmenistan, Uzbekistan and Kyrgyzstan to the south.

As a Republic, Kazakhstan has a President as the Head of State. The leader of the government is the Prime Minister. The Prime Minister, the individual Ministers and oblast Akims (regional governors) are all appointed by the President. The Government of Kazakhstan functions with an upper and lower house — the upper house being the Senate and the lower house being the Majhalis. Kazakhstan’s next presidential elections are scheduled for 2006. The official state language of Kazakhstan’s approximately 15 million people is Kazakh.

VAST NATURAL RESOURCES

Kazakhstan celebrated it’s 10th anniversary in 2001 and it is roughly one quarter the size of Canada or half the size of the United States. Covering an area of 2.7 million km2, it ranks as the world’s ninth largest country and contains vast amounts of untapped mineral wealth and oil and gas reserves. All of which have drawn immense foreign investment interest to this young country which has the potential to become one of the world’s largest oil producers. Kazakhstan has attracted over $18 billion in foreign investment and 89% of that has been in the oil and gas sector of the economy.

With existing investment contracts totaling $100 billion over the next 25 years and new discoveries yielding additional commitments, the country stands to continue its rapid development. Like its neighboring states, Kazakhstan is a new sovereign state, but is quickly taking its place in the world as a modern nation.

Kazakhstan’s oil production has more than doubled in the past seven years. Oil production in 2003 is expected to increase to approximately 1.0 mmbopd compared to 0.9 mmbopd in 2002. Further oil production increases are expected, reaching upwards of 2.0 mmbopd by the year 2010.

FROM A PLANNED TO A MARKET ECONOMY

For Kazakhstan, 2002 was a year marked by continued political stability with ongoing economic reform. Privatization and the establishment of a securities market are signs of a country that is moving towards a market economy. Success is evidenced by a sharp reduction of inflation, a budget surplus, a stable currency and a decreasing unemployment rate. These factors combined with the continued strength in international oil prices and the introduction of a new tax code have all come to positively affect the country. In 2002, Kazakhstan’s credit rating was raised to investment grade status by Moody’s.

The Government of Kazakhstan is kept abreast of the issues facing the investment community through regular dialogue with the Foreign Investor’s Council (which meets directly with the President), the American Chamber of Commerce, the European Business Association of Kazakhstan, the Kazakhstan Petroleum Association and the Mining Association of Kazakhstan.

Hurricane is a major contributor to social and charitable organizations in Kazakhstan. Through a well-established network of community involvement, we have provided in excess of $32 million in sponsorship and charitable donations.

Kazakhstan has experienced impressive economic growth over the past three years, buoyed by increased oil exports, as well as by prudent fiscal policies and economic initiatives that were instituted in 1999. Economic indicators for 2002 continue to support this claim. Kazakhstan’s GDP for 2002 grew by 9.5% which was roughly 2.5% higher than was forecasted, due to strong oil prices and rising volumes of metals and oil exports.

SOLID ECONOMIC PERFORMANCE

Kazakhstan had a foreign trade surplus of $2.2 billion, up from the $1.3 billion recorded in 2001. Kazakhstan’s aggregate national debt stood at $3.7 billion as of the end of 2002 and inflation finished the year at 6.6%. The banking sector fared particularly well in 2002 with pension fund deposits growing by 48% year on year finishing the year at $1.7 billion. Bank deposits in general stood at $3.2 billion. Kazakhstan’s rate of unemployment dropped from 10.4% in 2001 to 9.4% for 2002. The Tenge, Kazakhstan’s national currency, traded in 2002 at an average rate of 153.5 Tenge to the U.S. dollar, worth fractionally less than in 2001 when it traded on average at 146.7 Tenge to the U. S. dollar.

WORLD RECOGNITION

Kazakhstan has achieved world recognition for its stand against terrorism and for becoming a non-nuclear power and is a signatory to the Treaty on Non-Proliferation of Nuclear Weapons. Kazakhstan has also offered, under specific terms, its defense infrastructure to the United States of America in its efforts to combat international terrorism. More than seventy embassies and representative offices of international organizations are accredited with Kazakhstan. Kazakhstan is a member of many international agencies including the UN, NATO Cooperation Council and financial institutions such as the IMF and the EBRD.

HURRICANE AND KAZAKHSTAN

Hurricane is a major contributor to social and charitable organizations in Kazakhstan. Through a well-established network of community involvement, we have provided in excess of $32 million in sponsorship and charitable donations. We work closely with the local government authorities in identifying, developing and sponsoring educational initiatives, orphanages, medical institutions and sporting and cultural projects. We focus on our assistance to children, the elderly, war veterans, the disabled and underprivileged.

Hurricane organized and has financially supported the Arai Sun youth camp in Kazakhstan since 1997. This camp has been attended by thousands of children of employees as well as children living in the Kyzylorda oblast (location of HKM). HKM has also been the official sponsor of Kaisar FC, the local football team in Kyzylorda for six years. An illustration of our approach to philanthropic activities is a pilot pharmaceutical project launched in 2001, the first of its kind in the country. Elderly and sick people who would not otherwise be able to afford vital medicines, receive them free, or at a reduced cost, subsidized by Hurricane. By caring for needy people, we continue to do our part to support the President’s declaration that 2002 was the year to focus on health issues.

Operations overview

Hurricane is the second largest foreign oil producer in Kazakhstan.

All exploration and production operations are located in the 80,000 km2 South Turgai basin in south central Kazakhstan. Hurricane has interests in eleven fields, seven of which are producing through permanent facilities, three of which are on test production for appraisal and one field awaiting finalization of its production license. Hurricane holds a 100% working interest in an exploration license covering 1,384 km2. Over the past two years, two new fields, East Kumkol and North Nurali have been discovered in this area.

As of January 1, 2003, proved reserves are estimated at 356.2 mmbbls of oil and 20.0 bcf of natural gas with a present value of future pre-tax cash flows of over $1.6 billion using a 10% discount rate. Proved plus probable reserves were 518.3 mmbbls of oil and 27.1 bcf of gas, with a present value, discounted at 10%, of over $2.3 billion. During Hurricane’s tenure in Kazakhstan our reserve portfolio has grown by 380.7 mmbbls in the proved plus probable category. In the same period 178.3 mmbbls have been produced.

Average daily oil production increased 35% to 135,842 bopd in 2002 from 100,877 bopd in 2001. Annual production over the past five years increased from 19.6 mmbbls to 49.6 mmbbls or 22% compounded annually.

Hurricane’s refining and marketing activities involve the operation of the Shymkent refinery and the marketing of the refined products it produces. All crude oil from the Upstream operations that is not exported is sold to the Downstream operations for refining at Shymkent, which has a throughput capacity of approximately 140,00 bopd and is operating at an average of 53% of its capacity.

COMPETITIVE STRENGTHS

Hurricane enjoys the following principal competitive strengths:

Integrated operations. We are an integrated oil company in Kazakhstan with exploration, development, production, refining and marketing capabilities. We believe that these capabilities result in:

•	a greater ability to maximize profit from our crude oil production in response to market demand by adjusting the balance between exports and domestic sales in Kazakhstan;

•	a greater ability to enhance the quality of our products and the efficiency of our operations.

Optimal field characteristics. Our fields generally have productive zones at relatively shallow depths ranging from 760 to 1,830 metres. Our reservoirs have high porosity and high levels of permeability. Our reservoirs produce light, sweet crude at 37° to 44° API gravity with a sulphur content of less than 0.4%. These favourable field characteristics enable us to develop our fields and produce and refine our crude oil at low cost.

Pipeline and transportation connection between our oil fields and our refinery with sufficient capacity. The CPF and other production facilities have been refurbished to increase total fluid handling capacity from 190,000 bfpd to over 300,000 bfpd. We believe there is substantial unutilized capacity in the government controlled central pipeline. This combination of facilities and pipelines allows for production growth and the development of additional reserves without the need for new transportation infrastructure. In addition, the KAM pipeline, due to be commissioned at the end of the second quarter of 2003, will provide an alternative transportation route directly to one of the rail networks we use for exporting oil.

Excess refining capacity. The excess capacity at our Shymkent refinery provides significant flexibility in our choosing between selling crude oil or refined products as we increase our production and develop new reserves.

Market leadership in a major market. The Shymkent refinery is the only refinery located in the southern region of Kazakhstan, which is the most densely populated area of Kazakhstan. We have a network of sales, storage and distribution outlets in the principal centres of the region to market our refined products. We have achieved a leading market position in the Kazakhstani domestic market, which positions us well to capitalize on growth and any other improvements in the Kazakhstani economy.

Western technology and management techniques. We have applied Western technology and management techniques to modernize our operational infrastructure in Kazakhstan and maximize its efficiency. As an example, the use of western techniques in reservoir identification and management have been employed in our fields and have led to reserve increases and optimized production.

BUSINESS STRATEGY

The primary elements of our strategy are to:

Explore undeveloped properties. Beginning in January 2002, our exploration program has been primarily focused on accessing deeper stratigraphic prospects.

Capitalize on development opportunities. As of January 1, 2003, our proved undeveloped reserves are estimated to be 138.3 mmbbls. We intend to bring these proved undeveloped reserves into production in a timely, efficient and profitable manner.

Fully exploit our reserves. As of January 1, 2003, our proved, probable and possible reserves totaled 745.4 mmbbls. We intend to focus on the complete reserve base and continue to develop and bring more reserves into the proved category.

Increase our oil transportation alternatives in order to reduce transportation costs and increase export opportunities.

In 2002, approximately 51% of crude oil sales went to export markets. Transportation to these markets remains our single largest cost of operations.

As many of the modes of transportation for crude oil and refined products are controlled by government entities and other third parties and few alternative modes currently exist, we are seeking ways in which to diversify transportation options in order to increase competition and thereby lower our costs. Additional transportation options to export markets would provide transportation capacity for increased exports. In this regard, we have undertaken various initiatives, including:

•	constructing the KAM pipeline linking the KAM fields and our other fields to the railway at Dzhusaly;

•	opening a number of new export routes, such as Turkmenbashi — Batumi; Atyrau — Samara; and Odessa;

•	optimizing the use of existing export routes, such as Aktau — Batumi;

•	continuing to increase the use of non-FCA sales (for which title to crude oil passes outside Kazakhstan);

•	pursuing opportunities to improve our logistical infrastructure by upgrading loading and storage facilities and securing access to a railcar fleet to lower the cost of and ensure the availability of rail transportation; and

•	creating a specialized transportation and trading team for both our Upstream and Downstream operations.

We also expect to actively pursue access to other pipelines, including the CPC pipeline.

Improve performance of the Shymkent refinery. We have undertaken, together with a consultant, a review of the refinery’s operations to identify areas of improvement. We have been implementing relatively low-cost projects designed to increase product quality and production yields at the Shymkent refinery and to improve the refinery’s product mix, such as:

•	upgrading the refinery’s secondary process capacity in order to reduce the output of lower margin products, such as mazut, and increasing the output of higher margin products, such as gasoline and jet fuel;

•	refurbishing and recommissioning a vacuum gas oil distillation unit to reduce production of lower margin products;

•	installing additional equipment to enhance product quality; and

•	implementing new processes to increase energy efficiencies in order to reduce refining costs.

Reduce overhead and operating costs. We have eliminated the remaining overlap between the operations of our principal operating subsidiaries, HKM and HOP, by establishing our joint marketing team. In addition, in accordance with established western management practices, we intend to outsource many service activities that we currently perform to support our Upstream and Downstream operations and to divest non-core activities.

Selectively seek acquisition opportunities. We believe our integrated operations and leading position as a producer in the South Turgai basin will create opportunities for additional growth through selective acquisitions. As part of our strategy to increase reserves and production, we will pursue opportunities to acquire additional reserves from third parties. To date, our acquisition strategy has focused on acreage and assets, both producing and of exploration potential, within the vicinity of our current oil fields. We intend to pursue selective acquisitions throughout Kazakhstan.

Effectively exploit natural gas reserves. We have implemented a gas utilization program designed to reduce the flaring of gas produced from our fields and the consequential release of pollutants into the environment, and to help us meet our power needs. We expect this program to provide us with a more reliable and lower cost power source for our field operations, power for the Shymkent refinery through swaps, and the opportunity to sell power to third parties.

Upstream

PROPERTY REVIEW

Kumkol South

Working interest %	100
Operator	HKM
Acreage (acres)	18,604
2002 production (mbopd)	66.7
Producing wells (as of December 31, 2002)	166
Wells drilled in 2002	0
2003 target production (mbopd)	66.5

The Kumkol field was discovered in 1984 and has been producing since 1990. We are producing from eight horizons, in the Cretaceous and Jurassic formations, located at depths less than 1,400 metres. The crude oil is sweet and light, 42 degree API. The field is divided into two operating areas, Kumkol South and Kumkol North.

New free-water knock out facilities and a new water injection plant have enhanced the pressure support for the Kumkol reservoirs and has allowed us to increase our production. Facilities now handle over 300,000 bfpd. The construction of three new group processing stations, which relieve water handling at the CPF, were phased in through the year and have further enhanced production in the Kumkol fields.

Two additional free-water knock out facilities are to be constructed in 2003.

South Kumkol

Working interest %	100
Operator	HKM
Acreage (acres)	2,826
2002 production (mbopd)	22.7
Producing wells (as of December 31, 2002)	21
Wells drilled in 2002	3
2003 target production (mbopd)	25.2

The South Kumkol field was discovered in 1992 and has been producing since 1997. Three new wells were drilled and completed in 2002. With the addition of water injection facilities and the optimization of artificial lift pumps, production has increased and will plateau at 25 mbopd in 2003.

The first stage of development for the KAM fields is well underway, we will have continued development in 2003.

Kyzylkiya

Working interest %	100
Operator	HKM
Acreage (acres)	59,476
2002 production (mbopd)	6.9
Producing wells (as of December 31, 2002)	12
Wells drilled in 2002	1
2003 target production (mbopd)	10.3

The Kyzylkiya field was discovered in 1988. Production, which commenced in August 2000, is from the Cretaceous and Jurassic formations at depths less than 1,600 metres. 3D seismic has been acquired over the entire field. Production facilities, an all-weather road and other infrastructure projects have been completed creating all-weather access to the Kumkol field located approximately 55 km to the east.

The KAM fields will be connected to Kumkol and to a rail loading facility to the south west at Dzhusaly by a 177 km, 16-inch oil pipeline due for commissioning at the end of the second quarter of 2003. This facility, which includes pumping stations and a rail loading system, will initially be capable of transporting 140,000 bopd.

Aryskum

Working interest %	100
Operator	HKM
Acreage (acres)	41,634
2002 production (mbopd)	4.3
Producing wells (as of December 31, 2002)	10
Wells drilled in 2002	3
2003 target production (mbopd)	10.8

The Aryskum field was discovered in 1988 and has been on test production over the past two years from horizons at 1,200 metres. Concerns over well deliverability were addressed in 2002 with the recompletion of wells and the installation of additional surface facilities which have led to dramatic increases in individual well rates. Year-end production reached 6,500 bopd. Aryskum will be tied into the new 16-inch oil pipeline to Dzhusaly. 3D seismic has been acquired over the entire field.

The KAM pipeline is scheduled for commissioning at the end of the second quarter of 2003.

Maibulak

Working interest %	100
Operator	HKM
Acreage (acres)	10,263
2002 production (mbopd)	0.8
Producing wells (as of December 31, 2002)	8
Wells drilled in 2002	1
2003 target production (mbopd)	1.4

The Maibulak field was discovered in 1988 with four productive zones in the Jurassic formation identified at depths of less than 1,400 metres. Test production crude has been trucked along the new road to Aryskum, some 40 km south east of Maibulak. 3D seismic surveys have been conducted over the entire field. Well tests and core studies have been completed and integrated into the development plan. Plans are underway for water injection facilities required to maintain reservoir pressure.

East Kumkol

Working interest %	To be determined
Operator	HKM
Acreage (acres)	8,151
2002 production (mbopd)	0.6
Producing wells (as of December 31, 2002)	5
Wells drilled in 2002	2
2003 target production (mbopd)	2.7

In 2002, East Kumkol was in appraisal testing. A 3D seismic survey was acquired over the entire field and it is evident that the field extends into the Kumkol North (Turgai Petroleum) license area. Consequently, Hurricane and Turgai Petroleum are now developing a joint venture agreement, determining ownership percentages, preparing the joint development plan and production agreements for approval by the authorities. The field is currently not producing pending finalization of the development and production plan.

The discovery of North Nurali proved that the deep stratigraphic concept works in the South Turgai basin.

North Nurali

Working interest %	100
Operator	HKM
Producing wells (as of December 31, 2002)	2
Wells drilled in 2002*	2
2003 target production (mbopd)	0.3

Discovered in 2002, test rates from six zones at depths of 1,700 metres were up to 500 bopd. The reservoir is significantly different from others in the same area and exhibits lower permeabilities. It is our intention to retest the wells in 2003 after fracture stimulation. In addition, three delineation appraisal wells will be drilled to assess field reserves. Negotiations are underway for the award of the production license and all necessary government approvals.

Kumkol North

Working interest %	50
Operator	Turgai Petroleum
Acreage (acres)*	40,655
2002 production (mbopd)*	45.6
Producing wells (as of December 31, 2002)*	198
Wells drilled in 2002*	54
2003 target production (mbopd)*	59.4

*	Items are at 100% or gross working interest

Turgai Petroleum operates Kumkol North, which is owned equally between Hurricane and LUKoil Overseas Ltd. Production and ancillary support facilities are provided by HKM as the operator of Kumkol South on a fee basis. The crude is commingled after a metering station at the field’s border, and then processed at the CPF. An additional 33 wells will be drilled in 2003 as we fully develop the reservoir.

A gas pipeline, anticipated to be constructed from the Akshabulak field, will provide natural gas to the Kyzylorda region.

Akshabulak

Working interest %	50
Operator	Kazgermunai
Acreage (acres)*	64,118
2002 production (mbopd)*	20.7
Producing wells (as of December 31, 2002)*	15
Wells drilled in 2002*	3
2003 target production (mbopd)*	35.6

*	Items are at 100% or gross working interest

The Akshabulak field was discovered in 1988 and production began in 1997. Production is currently being transported by pipeline to the Kumkol field where it ties into the lateral pipeline. This in turn connects to the central pipeline that delivers oil to the Shymkent refinery. Full development of the field is still to be accomplished and was delayed in 2002 by the German joint venture partners, pending assurances from the government of Kazakhstan on marketing and transportation issues. Hurricane is engaged in trying to resolve certain disputes with the joint venture partners regarding the ongoing management and operation of the joint venture.

FIELDS UNDER APPRAISAL

Nurali and Aksai

Working interest %	50
Operator	Kazgermunai
Acreage (acres)*	164,795
2002 production (mbopd)*	1.0
Producing wells (as of December 31, 2002)*	7
Wells drilled in 2002*	1
2003 target production (mbopd)*	2.2

*	Items are at 100% or gross working interest

The complex geology of the Nurali and Aksai fields has led to a new assessment of the appraisal and development plan. 3D seismic has been acquired and interpreted. In 2003, it is anticipated that an early oil scheme will be installed leading to production increases of 7,000 bopd by the end of 2004.

From an environmental perspective, Hurricane is very focused and is currently constructing a 55 megawatt power plant at Kumkol that will reduce gas emissions.

Exploration — 260 D1 License

Hurricane holds a 1,384 km2 exploration license (License 260 D1) that surrounds the Kumkol field. This license has been extended to June 2005 by which time Hurricane will have completely assessed the prospectivity of the license. Four wells were drilled in 2002 on separate prospects, two of which discovered the North Nurali field, situated 15 kms west of Kumkol.

The leads in the North Nurali area are just two of the numerous leads that have been identified in this license area. The wells identified deeper target sands in stratigraphic traps, previously unexplored in the basin. Well depths for all the leads range from 2,300 to 4,000 metres. The two North Nurali wells that were drilled have validated the concept of producible hydrocarbons from deep stratigraphic traps.

Two additional exploration leads were evaluated in 2002 which were dry, East Karavanchi and West Kumkol. These wells have, however, provided essential information on the issue of migration of oil in the western areas of the license. Extensive exploration and appraisal work will continue in 2003 with the acquisition of 3D seismic over the North Nurali field, three North Nurali appraisal wells and the drilling of at least another three wells on separate leads.

GAS UTILIZATION

Hurricane is constructing a 55 megawatt power plant in the Kumkol field to use associated produced gas from the Kumkol South, South Kumkol and Kumkol North fields. Total cost of the plant is estimated to be $35 million which will be shared with Turgai Petroleum. The plant will provide stable electricity for field operations, increasingly important as there is more reliance on artificial lift pumps, and will provide excess electricity for sale to Kyzylorda city and a credit for Shymkent refinery usage. The plant should be commissioned during the third quarter of 2003. In addition, as a joint venture partner in the Akshabulak fields, Hurricane is participating in a project to provide natural gas to the Kyzylorda region.

HEALTH, SAFETY AND ENVIRONMENT

In 2002, Hurricane continued its commitment to and focus on improving safety. Safety management and supervisory training was conducted. Regular work site and safety management meetings were held at all employee levels. Thinking about safety and promoting safety awareness was encouraged for all employees at all work locations.

The lost time injury rate was reduced from two per million man hours in 2001 to one per million man hours in 2002. No lost time accidents occurred in the oil fields. Reported incidents in 2002 were down dramatically to 20 from the 39 recorded in 2001. These were minor injuries, near misses or non lost time accidents.

Safety training continues, especially in the areas of driver training, operator safety, fire protection and chemical handling. HKM continues to improve its program of monitoring and collecting data from contractors to promote improved contractor safety performance and programs.

From an environmental perspective, the 55 megawatt power plant at Kumkol will reduce gas emissions. In addition, we are implementing various capital projects to further protect the environment. These include projects to reduce air, water and soil contamination.

HKM maintains a close relationship with all local authorities to ensure continuing compliance with Republic of Kazakhstan’s laws and regulations.

Our undeveloped fields will gain greater prominence in the future as they are brought on production.

Reserves

RESERVES RECONCILIATION BY FIELD

Proved plus probable (millions of barrels)

	Kumkol	Kumkol	South	East	North
	South	North	Kumkol	Kumkol	Nurali	Kyzylkiya	Aryskum	Maibulak	Akshabulak	Nurali	Aksai	Total

Reserves as of Jan 1, 2002	134.8	111.2	42.5	10.8	0.0	37.7	28.4	20.8	108.1	10.5	7.5	512.3
Revisions	(23.9)	0.8	13.2	1.5	8.5	7.1	24.5	(2.4)	26.3	3.5	(3.5)	55.6
Production	(24.4)	(8.3)	(8.3)	(0.2)	0.0	(2.5)	(1.6)	(0.3)	(3.9)	(0.1)	0.0	(49.6)

Reserves as of Jan 1, 2003	86.5	103.8	47.4	12.1	8.5	42.3	51.3	18.1	130.4	13.9	4.0	518.3

RESERVE EVALUATION

Summary of remaining crude oil reserves and present values.

Escalating Price Assumptions

as at January 1, 2003. McDaniel & Associates Consultants Ltd.

Total Hurricane Interest by Field

					Present Worth Value — Unrisked
	Reserves				(U.S. thousands of dollars
		(mmbbls)			at 10% discount before income tax)

			Proved +				Proved +
	Proved	%	Probable	%	Proved	%	Probable	%

Kumkol South	71.6	20.1%	86.5	16.7%	356,630	21.7%	432,883	18.3%
Kumkol North	76.3	21.4%	103.8	20.0%	374,049	22.8%	517,339	21.9%
South Kumkol	39.6	11.1%	47.4	9.1%	216,097	13.2%	248,782	10.5%
East Kumkol	7.9	2.2%	12.1	2.3%	30,023	1.8%	43,662	1.9%
North Nurali	1.3	0.4%	8.5	1.6%	3,019	0.2%	23,083	1.0%
Kyzylkiya	27.6	7.8%	42.3	8.2%	120,239	7.3%	179,240	7.6%
Aryskum	27.8	7.8%	51.3	9.9%	124,842	7.6%	245,819	10.4%
Maibulak	5.7	1.6%	18.1	3.5%	4,044	0.2%	55,379	2.3%
Akshabulak	90.2	25.3%	130.4	25.2%	401,251	24.4%	584,173	24.7%
Nurali	7.1	2.0%	13.9	2.7%	11,754	0.7%	26,232	1.1%
Aksai	1.1	0.3%	4.0	0.8%	1,618	0.1%	7,262	0.3%

Total	356.2	100.0%	518.3	100.0%	1,643,566	100.0%	2,363,854	100.0%

Summary of remaining crude oil reserves and present values.

Escalating Price Assumptions

as at January 1, 2003. McDaniel & Associates Consultants Ltd.

	Crude Oil Reserves		Natural Gas Reserves		Present Worth Value — Unrisked
	(mmbbls)		(bcf)		(U.S. thousands of dollars)

	Property	Company	Property	Company
	Gross	Gross*	Gross	Gross*	0.0%	10.0%	12.5%	15.0%	20.0%

Proved producing	321.2	217.9	0	0	1,567,466	1,142,810	1,075,277	1,016,961	921,270
Proved undeveloped	211.8	138.3	28.9	20.3	869,788	500,756	443,612	395,158	318,133

Total proved	533.0	356.2	28.9	20.3	2,437,254	1,643,566	1,518,889	1,412,119	1,239,403
Probable	240.4	162.1	11.5	6.8	1,372,593	720,288	629,915	555,614	441,985

Proved plus probable	773.4	518.3	40.4	27.1	3,809,847	2,363,854	2,148,804	1,967,733	1,681,388
Possible	318.9	227.1

Proved plus probable plus possible	1,092.3	745.4

*	Company Gross reserves are before royalties.

Constant Price Assumptions

as at January 1, 2003. McDaniel & Associates Consultants Ltd.

Total Hurricane Interest by Field

					Present Worth Value — Unrisked
	Reserves				(U.S. thousands of dollars
	(mmbbls)				at 10% discount before income tax)

			Proved +				Proved +
	Proved	%	Probable	%	Proved	%	Probable	%

Kumkol South	71.6	20.1%	86.5	16.7%	570,617	23.1%	676,337	19.6%
Kumkol North	76.3	21.4%	103.8	20.0%	533,277	21.6%	728,840	21.1%
South Kumkol	39.6	11.1%	47.4	9.1%	319,476	12.9%	362,563	10.5%
East Kumkol	7.9	2.2%	12.1	2.3%	50,952	2.1%	71,727	2.1%
North Nurali	1.3	0.4%	8.5	1.6%	6,640	0.3%	38,496	1.1%
Kyzylkiya	27.6	7.8%	42.3	8.2%	181,032	7.3%	265,374	7.7%
Aryskum	27.8	7.8%	51.3	9.9%	188,583	7.6%	355,563	10.3%
Maibulak	5.7	1.6%	18.1	3.5%	18,119	0.7%	90,329	2.6%
Akshabulak	90.2	25.3%	130.4	25.2%	570,026	23.1%	793,033	23.0%
Nurali	7.1	2.0%	13.9	2.7%	26,299	1.1%	52,634	1.5%
Aksai	1.1	0.3%	4.0	0.8%	4,767	0.2%	15,970	0.5%

Total	356.2	100.0%	518.3	100.0%	2,469,788	100.0%	3,450,866	100.0%

Summary of remaining crude oil reserves and present values.

Constant Price Assumptions

as at January 1, 2003. McDaniel & Associates Consultants Ltd.

	Crude Oil Reserves		Natural Gas Reserves		Present Worth Value — Unrisked
	(mmbbls)		(bcf)		(U.S. thousands of dollars)

	Property	Company	Property	Company
	Gross	Gross*	Gross	Gross*	0.0%	10.0%	12.5%	15.0%	20.0%

Proved producing	321.2	217.9	0	0	2,266,199	1,686,101	1,589,711	1,505,442	1,365,053
Proved undeveloped	211.8	138.3	28.9	20.3	1,273,648	783,687	705,645	638,787	530,939

Total proved	533.0	356.2	28.9	20.3	3,539,847	2,469,788	2,295,356	2,144,299	1,895,992
Probable	240.4	162.1	11.5	6.8	1,737,649	981,078	871,143	779,350	635,978

Proved plus probable	773.4	518.3	40.4	27.1	5,277,496	3,450,866	3,166,499	2,923,579	2,531,970
Possible	318.9	227.1

Proved plus probable plus possible	1,092.3	745.4

*	Company Gross reserves are before royalties.

Downstream

ACCOMPLISHMENTS

•	significantly reduced mazut yield at the Shymkent refinery.

•	improved transportation logistics and infrastructure.

•	increased export volumes and the number of export routes.

•	sold first cargoes of oil directly to Mediterranean refineries.

•	developed sufficient capacity in loading system to handle future production growth.

BACKGROUND AND ORGANIZATION

Hurricane seeks to maximize the value of operations by balancing opportunities to export crude oil with processing crude oil at our Shymkent refinery, depending on domestic market conditions and international crude oil prices.

Crude oil production from our producing fields continues to be the primary source of crude oil for the Shymkent refinery. The refined products produced include mazut, gasoline, diesel, LPG’s and jet fuel, primarily for the Kazakhstani domestic market. The refinery, which is the newest in Kazakhstan, is strategically located in the southern part of the country. Other downstream components include a marketing and trading group and a network of distribution centres along with several retail gasoline outlets.

Within the downstream organization the marketing and trading group is accountable for maximizing the value of our crude oil production through increasing the number of options for exporting oil, reducing the cost of transporting oil to export markets, executing market driven strategies for petroleum products, and optimizing the performance of the Shymkent refinery.

During 2002 the marketing and trading group was further developed and the level of professionalism enhanced. The recruitment of additional experienced senior trading, logistics, refining and marketing specialists has improved our ability to take a more pro-active approach to market opportunities and challenges. In addition, the creation of a trading floor brought together all the different disciplines involved in crude oil and refined product trading and provided a more coordinated approach. The trading floor has representatives from Marketing and Trading as well as Logistics and Finance.

Crude Oil Logistics

Crude oil exports increased in 2002 by 41.5% to 25.9 mmbbls compared to 18.3 mmbbls in 2001. Crude oil exports handled at our Tekesu rail loading station increased from approximately 31,000 bopd at the beginning of 2001 to a high of 89,000 bopd late in 2002. Experience during 2002 showed that there is a practical and repeatable capacity to load 139,400 bopd at Tekesu. This level of capacity, together with the KAM pipeline due to be on stream in 2003, proves that there is sufficient capacity to handle future production growth.

During 2002 crude oil was exported directly to a variety of destinations including Cost, Insurance and Freight (“CIF”) sales to Italian refineries, Free On Board (“FOB”) sales at the ports of Batumi, Odessa and Novorissisk on the Black Sea and Delivered At Frontier (“DAF”) to China. Transportation costs remain the primary target of management. In 2002 a continuing increase in rail tariffs inside Kazakhstan, combined with a deterioration in the world shipping market, has resulted in an increase in transportation costs.

In 2003, the focus will continue to be on a reduction of transportation costs and diversification of routes. Our experience in 2002 has shown that having a variety of routes available minimizes the impact of events such as port closures caused by inclement weather or operational problems. Transportation cost reductions will be achieved through the start up of the KAM pipeline and continued negotiations with the government of Kazakhstan and its neighbours to secure the most reliable and cost effective routes to market.

Access to railcars continues to be a priority to support the development of logistic options. We plan to bring our fleet of rented railcars up to 3,000 by mid 2003. This will provide additional security of transportation and, together with the available state owned railcar fleet, will be adequate to handle increased production volumes.

Crude Oil Trading

The Brent crude oil price remained volatile throughout 2002. The average of the day’s dated Brent price started the year at $20.28/bbl and finished the year at $30.38/bbl with a high during the year of $31.85/bbl and a low of $18.02/bbl. This volatility was driven in part by concerns over the Iraq situation, declining U.S. crude oil inventories and more recently by the reduction of production in Venezuela. Additionally, sweet/sour crude differentials as indicated by the Tengiz quotation, deteriorated during the first half of 2002 before showing some level of recovery during the last six months of the year. Kumkol CIF Mediterranean continued to trade at a premium to Brent and Tengiz CIF Mediterranean.

In light of the crude price volatility we adopted a prudent approach in hedging a portion of our production.

During the year, trading activity developed further as the first cargoes of oil were sold directly to Mediterranean refineries. In 2002 crude exports under terms other than Free Carrier (“FCA”) accounted for a greater percentage of business allowing greater transparency of logistic costs and greater flexibility in operations when needed. Nevertheless, as transportation costs in Kazakhstan increased, some of the benefit of higher crude oil prices eroded. During the year, joint marketing of Turgai Petroleum’s crude oil production was successfully carried out, allowing greater control over the final destination and price.

For 2003, efforts will continue with regional governments to develop new and existing routes with reduced transportation costs and to maintain operational flexibility in terms of both routes and customers.

Refinery operations and refined product sector

During the year our refinery, located in Shymkent, was re-named Hurricane Oil Products to better reflect the integrated nature of Hurricane’s operations.

The emphasis at the refinery in 2002 has been to improve the efficiency of the refinery by upgrading the level of high value products manufactured such as kerosene, diesel and gasoline. Work completed in 2002 led to a substantial reduction in the percentage of mazut produced. Mazut is a low value product and is in sufficient supply in the domestic market. Mazut yield in 2002 averaged about 36% versus 40% in 2001. At the end of 2002, mazut yield was 36% versus 43% at the end of 2001.

During the summer of 2002, mazut yield was 31%. The mazut yield deteriorated over the fourth quarter as the visbreaker unit was shut down for repairs and because the production of winter diesel leads to higher mazut yields.

The Profit Improvement Program has nearly eliminated flaring and improved heater performance and fuel utilization. Further energy improvements will be implemented and it is anticipated that this will lead to further profitability improvements.

During 2002, work commenced on the Vacuum Distillation Unit (“VDU”). This project is expected to be completed by the third quarter of 2003. The VDU will permit the Shymkent refinery to produce Vacuum Gasoil (“VGO”). VGO is a high value product and is a highly sought after product by refineries with catalytic cracking units where the VGO can be converted into gasoline and diesel. This will substantially improve the economic yield of the Shymkent refinery by further reducing the mazut yield.

Product prices were lower in early 2002 in part as a result of excess supplies being imported from Russia. Prices recovered steadily during the year and had recovered to 2001 levels by year-end.

2003 OBJECTIVES

The main objectives for 2003 are as follows:

Marketing, Trading and Logistics — lower transportation costs through; transporting crude via the KAM pipeline.

•	pursuing opportunities to transport crude via the CPC export pipeline.

•	further development of non-FCA sales.

•	improving infrastructure (railcars, loading facilities).

•	completing the Druzhba rail terminal to facilitate increased oil movements to China.

•	continuing to develop joint marketing arrangements with the other producers in the South Turgai basin.

Refining;

•	attain further cost efficiencies.

•	decrease mazut yield.

•	commission the VDU unit.